EXHIBIT 99.1

CONDENSED CONSOLIDATED INTERIM
FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED
MARCH 31, 2023 AND 2022

(Expressed in thousands of Canadian Dollars)

(Unaudited)

page | 1

Northern Dynasty Minerals Ltd.
Condensed Consolidated Interim Statements of Financial Position
(Unaudited - Expressed in thousands of Canadian Dollars)

		March 31	December 31
	Notes	2023	2022

ASSETS

Non-current assets
Restricted Cash	5(b)	$859	$852
Mineral property, plant and equipment	3	127,161	127,531
Total non-current assets		128,020	128,383

Current assets
Amounts receivable and prepaid expenses	4	2,075	2,662
Cash and cash equivalents	5(a)	9,441	14,173
Total current assets		11,516	16,835

Total Assets		$139,536	$145,218

EQUITY

Capital and reserves
Share capital	6	$700,278	$700,278
Reserves	6	118,441	118,369
Deficit		(683,022)	(675,962)
Total equity		135,697	142,685

LIABILITIES

Non-current liabilities
Trade and other payables	8	423	463
Total non-current liabilities		423	463

Current liabilities
Payables to related parties	7	384	237
Trade and other payables	8	3,032	1,833
Total current liabilities		3,416	2,070

Total liabilities		3,839	2,533

Total Equity and Liabilities		$139,536	$145,218

Nature and continuance of operations (note 1)
Commitments and contingencies (note 13)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

These condensed consolidated interim financial statements are signed on the Company's behalf  by:

/s/ Ronald W. Thiessen	/s/ Christian Milau

Ronald W. Thiessen	Christian Milau
Director	Director

page | 2

Northern Dynasty Minerals Ltd.
Condensed Consolidated Interim Statements of Comprehensive Loss
(Unaudited - Expressed in thousands of Canadian Dollars, except for share information)

		Three months ended March 31
	Notes	2023	2022

Expenses
Exploration and evaluation expenses	9,10	$2,274	$2,301
General and administrative expenses	9,10	2,445	2,093
Legal, accounting and audit		2,025	84
Share-based compensation	6(c),(d)	413	6
Loss from operating activities		7,157	4,484
Foreign exchange income		(14)	(3)
Interest income		(97)	(36)
Finance expense		15	17
Other income		(1)	–
Net loss		$7,060	$4,462

Other comprehensive loss
Items that may be subsequently reclassified to net loss
Foreign exchange translation difference	6(e)	341	1,425
Other comprehensive loss		$341	$1,425

Total comprehensive loss		$7,401	$5,887

Basic and diluted loss per share	11	$0.01	$0.01

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

page | 3

Northern Dynasty Minerals Ltd.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited - Expressed in thousands of Canadian Dollars)

		Three months ended March 31
	Notes	2023	2022

Operating activities
Net loss		$(7,060)	$(4,462)
Non-cash or non operating items
Depreciation	3	41	60
Interest income		(97)	(36)
Share-based compensation		413	6
Unrealized foreign exchange (gain) loss		(5)	31
Changes in working capital items
Amounts receivable and prepaid expenses		618	471
Trade and other payables		1,197	(529)
Payables to related parties		148	135
Net cash used in operating activities		(4,745)	(4,324)

Investing activities
Disposal of plant and equipment		1	–
Interest received on cash and cash equivalents		62	22
Net cash from investing activities		63	22

Financing activities
Payments of principal portion of lease liabilities		(37)	(30)
Net cash used in financing activities		(37)	(30)

Net decrease in cash and cash equivalents		(4,719)	(4,332)
Effect of exchange rate fluctuations on cash and cash equivalents		(13)	(34)
Cash and cash equivalents - beginning balance		14,173	22,291

Cash and cash equivalents - ending balance	5(a)	$9,441	$17,925

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

page | 4

Northern Dynasty Minerals Ltd.
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited - Expressed in thousands of Canadian Dollars, except for share information)

	Notes	Share capital		Reserves
				Equity -	Foreign
				settled	currency		Share
		Number of		share-based	translation	Investment	Purchase
		shares		compensation	reserve	revaluation	Warrants		Total
		(note 6(a))	Amount	reserve	(note 6(e))	reserve	(note 6(b))	Deficit	equity

Balance at January 1, 2022		529,779,388	$700,278	$77,723	$28,758	$(17)	$271	$(651,520)	$155,493
Share-based compensation	6(d)	–	-	6	-	-	-	-	6
Net loss		–	-	-	-	-	-	(4,462)	(4,462)
Other comprehensive loss net of tax		–	-	-	(1,425)	-	-	-	(1,425)
Total comprehensive loss									(5,887)

Balance at March 31, 2022		529,779,388	$700,278	$77,729	$27,333	$(17)	$271	$(655,982)	$149,612

Balance at January 1, 2023		529,779,388	$700,278	$80,024	$38,091	$(17)	$271	$(675,962)	$142,685
Share-based compensation	6(c),(d)	–	–	413	–	–	–	–	413
Net loss		–	–	–	–	–	–	(7,060)	(7,060)
Other comprehensive loss net of tax		–	–	–	(341)	–	–	–	(341)
Total comprehensive loss									(7,401)

Balance at March 31, 2023		529,779,388	$700,278	$80,437	$37,750	$(17)	$271	$(683,022)	$135,697

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

page | 5

Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2023 and 2022

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option, warrant or DSU)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Northern Dynasty Minerals Ltd. (the "Company") is incorporated under the laws of the Province of British Columbia, Canada, and its principal business activity is the exploration of mineral properties. The Company is listed on the Toronto Stock Exchange ("TSX") under the symbol "NDM" and on the NYSE American Exchange ("NYSE American") under the symbol "NAK". The Company’s corporate office is located at 1040 West Georgia Street, 14th floor, Vancouver, British Columbia.

The condensed consolidated interim financial statements ("Financial Statements") of the Company as at and for the three months ended March 31, 2023, include financial information for the Company and its subsidiaries (together referred to as the "Group" and individually as "Group entities"). The Company is the ultimate parent. The Group’s core mineral property interest is the Pebble Copper-Gold-Molybdenum-Silver-Rhenium Project (the "Pebble Project") located in Alaska, United States of America ("USA" or "US"). All US dollar amounts when presented are denoted "US$" and expressed in thousands, unless otherwise stated.

The Group is in the process of exploring and evaluating the Pebble Project and has not yet determined whether the Pebble Project contains mineral reserves that are economically recoverable. The Group’s continuing operations and the underlying value and recoverability of the amounts shown for the Group’s mineral property interests is entirely dependent upon the existence of economically recoverable mineral reserves; the ability of the Group to obtain financing to complete the exploration and development of the Pebble Project; the Group obtaining the necessary permits to mine; and future profitable production or proceeds from the disposition of the Pebble Project.

As of March 31, 2023, the Group had $9,441 (December 31, 2022 – $14,173) in cash and cash equivalents for its operating requirements and working capital of $8,100 (December 31, 2022 – $14,765).  These Financial Statements have been prepared on the basis of a going concern, which assumes that the Group will be able to raise sufficient funds to continue its exploration and development activities and satisfy its obligations as they come due.  During the three months ended March 31, 2023, the Group incurred a net loss of $7,060 (2022 – $4,462), and had a deficit of $683,022 as of March 31, 2023 (December 31, 2022 – $675,962).  The Group has prioritized the allocation of its financial resources to meet key corporate and Pebble Project expenditure requirements in the near term, including funding the ongoing activities relating to the appeal and remand of the Record of Decision (the "ROD"), the Group’s response to the US Environmental Protection Agency ("EPA")’s final determination (both discussed below) and class action litigation (note 13(a)).  Additional financing will be required in order to progress any material expenditures at the Pebble Project and for working capital requirements.  Additional financing may include any of or a combination of debt, equity and/or contributions from possible new Pebble Project participants.  There can be no assurances that the Group will be successful in obtaining additional financing when required.  If the Group is unable to raise the necessary capital resources and generate sufficient cash flows to meet obligations as they come due, the Group may, at some point, consider reducing or curtailing its operations.  As such, there is material uncertainty that raises substantial doubt about the Group’s ability to continue as a going concern.

These Financial Statements do not reflect adjustments to the carrying values and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern, and such adjustments could be material.

page | 6

Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2023 and 2022

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option, warrant or DSU)

The Group, through the Pebble Limited Partnership ("Pebble Partnership"), initiated federal and state permitting for the Pebble Project under the National Environmental Protection Act ("NEPA") by filing documentation for a Clean Water Act ("CWA") 404 permit with the US Army Corps of Engineers ("USACE") in December 2017.  The USACE published a draft Environmental Impact Statement ("EIS") in February 2019 and completed a 120-day public comment period thereon on July 2, 2019.  In late July 2019, the EPA withdrew the determination initiated under Section 404(c) of the CWA in 2014 for the waters of Bristol Bay ("Proposed Determination"), which attempted to pre-emptively veto the Pebble Project before it received an objective, scientific regulatory review under NEPA.  On July 24, 2020, the USACE published the final EIS.  On November 25, 2020, the USACE issued a ROD rejecting the Pebble Partnership’s permit application, finding concerns with the proposed compensatory mitigation plan and determining the project would be contrary to the public interest.  The ROD rejected the compensatory mitigation plan as "noncompliant" and determined the project would cause "significant degradation" and was contrary to the public interest.  Based on this finding, the USACE rejected Pebble Partnership’s permit application under the CWA.  On January 19, 2021, the Pebble Partnership submitted its request for appeal of the ROD with the USACE Pacific Ocean Division ("POD") (the "RFA").  On February 24, 2021, the USACE POD notified the Pebble Partnership that the RFA is "complete and meets the criteria for appeal" and assigned a review officer ("RO") to oversee the administrative appeal process at that time and has since assigned a new RO.  While federal regulations suggest the appeal should conclude within 90 days, and no case extend beyond one year, the USACE POD also indicated that due to the complexity of issues and volume of materials associated with the Pebble Project case, the review will take additional time.  In June 2021, the USACE POD completed the ‘administrative record’ for the appeal and provided a copy to the Pebble Partnership, following which the Pebble Partnership and its legal counsel reviewed the voluminous record for completeness and relevance to the USACE’s permitting decision, and its sufficiency to support a fair, transparent and efficient review.  An appeal conference was held in July 2022.  On April 24, 2023, the USACE POD issued its decision to remand the permit application denial to the USACE Alaska District so that office can re-evaluate specific issues.  As a result of the remand decision and in light of the EPA’s Final Determination (discussed below), the District has been instructed to review the appeal decision and to notify the parties how it plans to proceed within 45 days from the date of the remand issuance.  The outcome from the remand remains uncertain.

On October 29, 2021, the court granted the EPA’s motion for remand, and vacated the EPA’s 2019 withdrawal of the Proposed Determination decision, thus reinstating the Proposed Determination. The court declined to impose a schedule on the EPA’s proceedings on remand. On May 25, 2022, the EPA announced that it intended to advance its pre-emptive veto of the Pebble Project and issued a revised Proposed Determination. Public comments on the revised Proposed Determination closed on September 6, 2022. The Pebble Partnership submitted extensive comments on the Revised Proposed Determination, objecting to the EPA’s preemptive veto of the Pebble Project and stating its concerns about legal and factual flaws therein. On January 30, 2023, the EPA issued a Final Determination under Section 404(c) of the CWA, imposing limitations on the use of certain waters in the Bristol Bay watershed as disposal sites for certain discharges of dredged or fill material associated with development of a mine at the Pebble deposit. This Final Determination is the concluding step in the administrative process set forth in 40 C.F.R. Part 231, which governs the EPA’s authority under Section 404(c) to veto permit decisions. The Administrative Procedure Act ("APA"), 5 USC §551 et seq., which governs judicial review of agency decisions, provides that individuals aggrieved by agency action may seek judicial review of any "final agency action." The EPA’s administrative determination can be challenged by filing a lawsuit in U.S. federal district court seeking reversal of that decision.

The Company and the Pebble Partnership plan to seek judicial review of the Final Determination through a challenge in a U.S. federal district court.

2.	MATERIAL ACCOUNTING POLICIES

(a)	Statement of Compliance

These Financial Statements have been prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB") and interpretations issued by the IFRS Interpretations Committee ("IFRIC"s). They do not include all of the information required by IFRS for complete annual financial statements and should be read in conjunction with the Group’s consolidated financial statements as at and for the year ended December 31, 2022 (the "2022 annual financial statements").

page | 7

Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2023 and 2022

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option, warrant or DSU)

These Financial Statements were authorized for issue by the Audit and Risk Committee on May 10, 2023.

(b)	Significant Accounting Estimates and Judgements

In preparing these Financial Statements, management has made judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

There was no change in the use of significant estimates and judgments during the current period as compared to those described in Note 2 in the 2022 annual financial statements, two of which are discussed below:

Critical accounting judgments

Mineral Property Interest

The Group used judgement in concluding that no impairment indicators exist in relation to the Pebble Project, notwithstanding the receipt of the ROD denial of the permit by the USACE for the Pebble Project and the Final Determination issued by the EPA that prohibits the disposal of dredged or fill material for the Pebble Project, both of which may be considered an indicator under IFRS 6, Exploration for and Evaluation of Mineral Resources, for testing for impairment. Key to the Group’s judgement conclusion include the following:

•

The Group submitted an administrative appeal with the USACE POD on the permit denial and the USACE POD has subsequent to the reporting period, remanded the permit decision to the USACE Alaska District to re-evaluate specific issues. In addition, the Group is pursuing other options available to it;

•	With respect to the Final Determination, the Group has legal avenues to pursue to contest this determination; and

•	The Company’s market capitalization on March 31, 2023, and the date the Financial Statements were authorized for issuance, exceeded the carrying value of the Pebble Project and the Group’s net asset value.

Going Concern

The Group has employed judgement that going concern was an appropriate basis for the preparation of the Financial Statements, as the Group considered existing financial resources in determining that such financial resources are able to meet key corporate and Pebble Project expenditure requirements for at least the next twelve months (note 1).

(c)	Recent Accounting Pronouncements

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB. The following were adopted by the Group on January 1, 2023:

•

IAS 1, Presentation of Financial Statements ("IAS 1") and IFRS Practice Statement 2, Making Materiality Judgements - Disclosure of Accounting Policies (the "Practice Statement"): In February 2021, the IASB issued amendments to IAS 1 and the Practice Statement to provide guidance on the application of materiality judgments to accounting policy disclosures. The amendments to IAS 1 replace the requirement to disclose ‘significant’ accounting policies with a requirement to disclose ‘material’ accounting policies. Guidance and illustrative examples are added in the Practice Statement to assist in the application of materiality concept when making judgments about accounting policy disclosures. The adoption of these amendments did not impact the Financial Statements.

page | 8

Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2023 and 2022

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option, warrant or DSU)

•

IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors ("IAS 8"): In February 2021, the IASB issued amendments to IAS 8 – Definition of Accounting Estimates to help entities to distinguish between accounting policies and accounting estimates. The amendments clarify that accounting estimates are "monetary amounts in financial statements that are subject to measurement uncertainty" and that a change in accounting estimate that results from new information or new developments is not the correction of an error. In addition, the effects of a change in an input or a measurement technique used to develop an accounting estimate are changes in accounting estimates if they do not result from the correction of prior period errors. The adoption of these amendments did not impact the Financial Statements.

The following has not yet been adopted by the Group:

•

IAS 1, Classification of Debt with Covenants as Current or Non-current: In October 2022, the IASB issued amendments to IAS 1 titled "Non-current Liabilities with Covenants". These amendments seek to improve the information that an entity provides when its right to defer settlement of a liability is subject to compliance with covenants within 12 months after the reporting period. These amendments to IAS 1 override but incorporate the previous amendments, Classification of Debt as Current or Non-current, issued in January 2020, which clarified that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Liabilities should be classified as non-current if an entity has a substantive right to defer settlement for at least 12 months at the end of the reporting period. The amendments are effective January 1, 2024, with early adoption permitted. Retrospective application is required on adoption. The Group does not expect these amendments to have a material effect on its consolidated financial statements.

page | 9

Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2023 and 2022

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option, warrant or DSU)

3.	MINERAL PROPERTY, PLANT AND EQUIPMENT

The Group’s exploration and evaluation assets are comprised of the following:

Three months ended March 31, 2023	Mineral Property Interest [1]	Plant and Equipment [2]	Total
Cost
Beginning Balance	$97,078	$2,435	$99,513
Disposal of plant and equipment	–	(6)	(6)
Ending balance	97,078	2,429	99,507

Accumulated depreciation
Beginning Balance	–	(2,129)	(2,129)
Depreciation charge for the period [3]	–	(41)	(41)
Derecognition on disposal of plant and equipment	–	6	6
Ending balance	–	(2,164)	(2,164)

Foreign currency translation difference
Beginning Balance	29,922	225	30,147
Movement for the period	(329)	–	(329)
Ending balance	29,593	225	29,818

Net carrying value – December 31, 2022	$127,000	$531	$127,531
Net carrying value – March 31, 2023	$126,671	$490	$127,161

Notes to table:

1.	Mineral Property Interest

Comprises the Pebble Project, a contiguous block of 1,840 mineral claims covering approximately 274 square miles located in southwest Alaska, 17 miles (30 kilometers) from the villages of Iliamna and Newhalen, and approximately 200 miles (320 kilometers) southwest of the city of Anchorage.

2.	Plant and equipment include Right-of-Use Assets ("ROU Assets")

ROU Assets, which relate to the use of office space, office equipment and, yard storage are included under Plant and equipment. The following comprises ROU Assets:

page | 10

Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2023 and 2022

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option, warrant or DSU)

Three months ended March 31, 2023	Land and Buildings	Equipment	Total
Cost Beginning and ending balance	$1,024	$32	$1,056

Accumulated depreciation
Beginning balance	(510)	(30)	(540)
Depreciation charge for the period [3]	(37)	–	(37)
Ending balance	(547)	(30)	(577)

Foreign currency translation difference
Beginning balance	2	(1)	1
Movement for the period	(1)	(1)	(2)
Ending balance	1	(2)	(1)

Net carrying value – December 31, 2022	$516	$1	$517
Net carrying value – March 31, 2023	$478	$–	$478

3.

For the three months ended March 31, 2023, total depreciation was $41 (2022 –$60), of which ROU Asset depreciation was $37 (2022 – $36). ROU Asset depreciation of $24 (2022 – $25) is included in general and administrative expenses (note 9(b)). The remainder of depreciation is included in exploration and evaluation expenses.

4.	AMOUNTS RECEIVABLE AND PREPAID EXPENSES

	March 31	December 31
	2023	2022
Sales tax receivable	$138	$66
Interest, refundable deposits and other receivables	55	64
Prepaid expenses [1]	1,882	2,532
Total	$2,075	$2,662

Note to table:

1.	Includes prepaid insurance, which is amortized over the insurance term.

5.	CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

(a)	Cash and cash equivalents

The Group’s cash and cash equivalents at March 31, 2023 and December 31, 2022, consisted of cash on hand and was invested in business and savings accounts.

page | 11

Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2023 and 2022

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option, warrant or DSU)

(b)	Restricted cash

The Group has cash deposited with a United States financial institution that has been pledged as collateral to the surety provider for a US$2,000 surety bond that was placed with the Alaskan regulatory authorities for a performance guarantee related to any potential reclamation liability as a condition of the Miscellaneous Land Use Permit granted to the Pebble Partnership for its ongoing activities on the Pebble Project. The cash deposit will be released once any reclamation work required has been performed and assessed by the Alaskan regulatory authorities. The cash is invested in a money market fund. For the three months ended March 31, 2023, $9 was recognized (2022 – nominal income), which was re-invested.

6.	CAPITAL AND RESERVES

(a)	Authorized Share Capital

At March 31, 2023 and 2022, authorized share capital consisted of an unlimited number of common shares ("Shares") with no par value. At March 31, 2023, 529,779,388 (2022 – 529,779,388) Shares were issued and fully paid.

(b)	Options not Issued under the Group’s Incentive Plan

The following reconciles outstanding non-employee options (options that were not issued under the Group’s incentive plan (see (c) below)), each exercisable to acquire one share, for the three months ended March 31, 2023 and 2022 respectively:

Continuity	Number of options [1]	Weighted average exercise price ($/options)	Remaining life in years [2]
Balance December 31, 2021 and March 31, 2022	94,000	0.36	1.50
Expired	(56,400)	0.40	–
Balance December 31, 2022 and March 31, 2023	37,600	0.29	1.69

Notes to table:

1.	The Group issued options in exchange for those which were outstanding in Cannon Point Resources Ltd. ("Cannon Point") on the acquisition of the company in October 2015.

2.	As of March 31, 2022 and 2023.

(c)	Share Purchase Option Compensation Plan

The following reconciles the Group’s share purchase options ("options") issued and outstanding pursuant to the Group’s incentive plan for the three months ended March 31, 2023 and 2022:

Continuity of options	Number of options	Weighted average exercise price ($/option)
Balance December 31, 2021 and March 31, 2022	20,825,500	1.45
Expired	(4,386,000)	1.75
Granted	11,254,000	0.41
Balance December 31, 2022 and March 31,2023	27,693,500	0.98

page | 12

Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2023 and 2022

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option, warrant or DSU)

For the three months ended March 31, 2023, the Group recognized share-based compensation ("SBC") of $407 (2022 – $nil) for options in the Statement of comprehensive loss.

The following table summarizes information on options outstanding as at the reported dates:

	March 31, 2023			December 31, 2022
Exercise prices ($)	Number of options outstanding	Number of options exercisable	Weighted Average Remaining contractual life (years)	Number of options outstanding	Number of options exercisable	Weighted Average Remaining contractual life (years)
0.41	11,254,000	5,627,000	4.39	11,254,000	5,627,000	4.63
0.76	3,300,000	3,300,000	0.36	3,300,000	3,300,000	0.61
0.99	6,368,500	6,368,500	1.50	6,368,500	6,368,500	1.74
2.01	6,696,000	6,696,000	2.30	6,696,000	6,696,000	2.55
2.34	75,000	75,000	0.33	75,000	75,000	0.58
Total	27,693,500	22,066,500		27,693,500	22,066,500

The weighted average contractual life for options outstanding was 2.73 (December 31, 2022 – 2.97) years per option. The weighted average contractual life and exercise price for exercisable options as at March 31, 2023 was 2.31 (December 31, 2022 – 2.55) years and $1.12 (December 31, 2022 – $1.12) per option.

(d)	Deferred Share Units ("DSUs")

The following reconciles DSUs outstanding for the three months ended March 31, 2023 and 2022:

Continuity of DSUs	Number of DSUs	Weighted average fair value ($/DSU)
Balance December 31, 2021	477,711	0.69
Granted	13,972	0.45
Balance March 31, 2022	491,683	0.68
Granted	47,603	0.37
Balance December 31, 2022	539,286	0.65
Granted	20,329	0.30
Balance March 31, 2023	559,615	0.64

For the three months ended March 31, 2023, SBC of $6 (2022 – $6) was recognized in the Statement of comprehensive loss, based on the aggregate market value of shares on grant date, with a corresponding increase in the equity-settled share payment reserve in equity.

Subsequent to the reporting period the Group issued 18,906 DSUs with a fair value of $0.33 per DSU on date of grant (note 7(a)).

page | 13

Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2023 and 2022

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option, warrant or DSU)

(e)	Foreign Currency Translation Reserve

Continuity
Balance December 31, 2021	$28,758
Loss on translation of foreign subsidiaries	(1,425)
Balance March 31, 2022	27,333
Gain on translation of foreign subsidiaries	10,758
Balance December 31, 2022	38,091
Loss on translation of foreign subsidiaries	(341)
Balance March 31, 2023	$37,750

The foreign currency translation reserve represents accumulated exchange differences arising on the translation, into the Group’s presentation currency (the Canadian dollar), of the results of operations and net assets of the Group’s subsidiaries with a US dollar functional currency.

7.	RELATED PARTY BALANCES AND TRANSACTIONS

The components of transactions to related parties is as follows:

	March 31	December 31
Payables to related parties	2023	2022
Key management personnel ("KMP") (a)	$75	$35
Hunter Dickinson Services Inc. ("HDSI") (b)	309	202
Total payables to related parties	$384	$237

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation. Details between the Group and other related parties are disclosed below.

(a)	Transactions and Balances with Key Management Personnel

The aggregate value of transactions with KMP, being the Group’s directors, including Chief Executive Officer ("CEO"), Chief Financial Officer ("CFO"), Company Secretary, Executive Vice President ("EVP"), Environment and Sustainability, Vice President ("VP"), Corporate Communications, VP, Engineering, and the Pebble Partnership’s Interim CEO and Senior VP, was as follows for the three months ended March 31, 2023 and 2022:

Transaction	2023	2022
Compensation
Amounts paid and payable to HDSI for services of KMP employed by HDSI [1]	$635	$654
Amounts paid and payable to KMP [2]	453	461
	1,088	1,115
Share-based compensation [3]	261	6
Total compensation	$1,349	$1,121

Notes to table:

page | 14

Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2023 and 2022

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option, warrant or DSU)

1.	The Group’s CEO, CFO, Board Chair and senior management, other than disclosed in note 2 below, are employed by the Group through HDSI (refer (b) below).

2.	Represents short-term employee benefits, including director’s fees paid to the Group’s independent directors, and salaries paid and payable to the Pebble Partnership’s Interim CEO and Senior VP.

3.	SBC relates to options issued and/or vesting and DSUs granted during the respective periods (notes 6(c)-(d)).

Subsequent to the reporting period 18,906 DSUs were issued to a director (note 6(d)).

(b)	Transactions and Balances with other Related Parties

HDSI is a private company that provides geological, engineering, environmental, corporate development, financial, administrative and management services to the Group and its subsidiaries at annually set rates pursuant to a management services agreement. The annually set rates also include a component of overhead costs such as office rent, information technology services and general administrative support services. HDSI also incurs third party costs on behalf of the Group, which are reimbursed by the Group at cost. Several directors and other key management personnel of HDSI, who are close business associates, are also key management personnel of the Group.

For the three months ended March 31, 2023 and 2022, transactions with HDSI were as follows:

Transactions	2023	2022
Services rendered by HDSI:
Technical [1]
Engineering	$85	$113
Environmental	95	140
Other technical services	26	20
	206	273
General and administrative
Management, consulting, corporate communications, secretarial, financial and administration	598	558
Shareholder communication	178	190
	776	748

Total for services rendered	982	1,021

Reimbursement of third-party expenses
Conferences and travel	75	41
Insurance	81	71
Office supplies and information technology [2]	160	141
Total reimbursed	316	253

Total	$1,298	$1,274

Notes to table:

1.	Included in exploration and evaluation expenses.

2.

Includes payments made for the use of offices and shared space of $46 (2022 - $45). In April 2021, the Company signed an office use agreement effective May 1, 2021, for a five-year term ending April 29, 2026. As of March 31, 2023, the remaining undiscounted commitment was $312 (note 13(f)).

page | 15

Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2023 and 2022

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option, warrant or DSU)

Pursuant to an addendum to the management services agreement between HDSI and the Company, following a change of control, the Company is subject to termination payments if the management services agreement is terminated. The Company will be required to pay HDSI $2,800 and an aggregate amount equal to six months of annual salaries payable to certain individual service providers under the management services agreement and their respective employment agreements with HDSI.

8.	TRADE AND OTHER PAYABLES

	March 31	December 31
Current liabilities	2023	2022
Falling due within the year
Trade	$2,882	$1,683
Lease liabilities [1]	150	150
Total	$3,032	$1,833

Non-current liabilities
Lease liabilities [1]	423	463
Total	$423	$463

Notes to table:

1.

Lease liabilities relate to lease of offices and yard storage, which have remaining lease terms of 17 to 86 months and interest rates of 9.5% – 12% over the term of the leases. The following summarizes lease liabilities for the three months ended March 31, 2023 and 2022:

	March 31	December 31
Lease liabilities	2023	2022
Beginning balance	$613	$687
Interest expense	15	67
Lease payments	(52)	(196)
Lease recognition	–	10
Foreign currency translation difference	(3)	45
Ending balance	573	613

Current portion	150	150
Non-current portion	423	463
Total	$573	$613

The following table provides the schedule of undiscounted lease liabilities as at March 31, 2023:

page | 16

Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2023 and 2022

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option, warrant or DSU)

Total
Less than one year	$200
One to five years	450
Later than 5 years	97
Total undiscounted lease liabilities	$747

The Group had short-term lease commitments of less than a year relating to a property lease totaling $55 as of January 1, 2023. During the three months ended March 31, 2023 and 2022, the Group incurred $nil short-term lease commitments, and expensed $41 (2022 – $38).

9.	EXPLORATION AND EVALUATION AND GENERAL AND ADMINISTRATIVE EXPENSES

(a)	Exploration and Evaluation Expenses ("E&E")

For the three months ended March 31, 2023 and 2022, E&E consisted of the following:

E&E	2023	2022
Engineering	$1,101	$948
Environmental	306	537
Site activities	270	282
Socio-economic	548	517
Other activities and travel	49	17
Total	$2,274	$2,301

(b)	General and Administrative Expenses ("G&A")

For the three months ended March 31, 2023 and 2022, G&A consisted of the following:

G&A	2023	2022
Conference and travel	$103	$50
Consulting	224	149
Depreciation of right-of-use assets	24	25
Insurance	736	525
Office costs, including information technology	185	175
Management and administration	731	755
Shareholder communication	266	219
Trust and filing	176	195
Total	$2,445	$2,093

page | 17

Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2023 and 2022

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option, warrant or DSU)

10.	EMPLOYMENT COSTS

For the three months ended March 31, 2023 and 2022, the Group recorded the following:

	2023	2022
Exploration and evaluation
Salaries and benefits	$505	$577
Amounts paid for services by HDSI personnel (note 7(b))	205	274
	710	851
General and administrative
Salaries and benefits	382	359
Amounts paid for services by HDSI personnel (note 7(b))	642	622
	1,024	981

Share-based payments	413	6
	$2,147	$1,838

11.	BASIC AND DILUTED LOSS PER SHARE

The calculation of basic and diluted loss per share for the three months ended March 31, 2023 and 2022 was based on the following:

	2023	2022
Loss attributable to shareholders	$7,060	$4,462
Weighted average number of shares outstanding (000s)	529,779	529,779

For the three months ended March 31, 2023 and 2022, basic and diluted loss per share does not include the effect of employee share purchase options outstanding (2023 –27,693,500, 2022 – 20,825,500), non-employee share purchase options and warrants (2023 – 37,600, 2022 – 94,000) and DSUs (2023 – 559,615, 2022 – 491,683), as they were anti-dilutive.

12.	FINANCIAL RISK MANAGEMENT

The Group is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

(a)	Credit Risk

Credit risk is the risk of potential loss to the Group if a counterparty to a financial instrument fails to meet its contractual obligations. The Group’s credit risk is primarily attributable to its liquid financial assets, including cash and cash equivalents, restricted cash and amounts receivable. The Group limits the exposure to credit risk by only investing its cash and cash equivalents and restricted cash with high-credit quality financial institutions in business and saving accounts, guaranteed investment certificates, in government treasury bills, low risk corporate bonds and money market funds which are available on demand by the Group when required. Amounts receivable in the table below exclude receivable balances with government agencies (note 4). The Group’s maximum exposure was as follows:

page | 18

Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2023 and 2022

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option, warrant or DSU)

	March 31	December 31
Exposure	2023	2021
Interest, refundable deposits and other receivables	$55	$64
Restricted cash	859	852
Cash and cash equivalents	9,441	14,173
Total exposure	$10,355	$15,089

(b)	Liquidity Risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations when they become due. The Group ensures, as far as reasonably possible, it will have sufficient capital in order to meet short to medium term business requirements, after taking into account cash flows from operations and the Group’s holdings of cash and cash equivalents and restricted cash, where applicable. However, the Group has noted material uncertainty that raises substantial doubt about the Group’s ability to continue as a going concern notwithstanding the Group having positive working capital (note 1) as demands may exceed existing resources, and that it has been successful in the past in raising funds when needed. The Group’s cash and cash equivalents at the reporting date were invested in business and savings accounts (note 5(a)).

The Group’s financial liabilities are comprised of current trade and other payables (note 8) and payables to related parties (note 7), which are due for payment within 12 months from the reporting date, and non-current trade payables, which are due for payment more than 12 months from the reporting date. The carrying amounts of the Group’s financial liabilities represent the Group’s contractual obligations.

(c)	Foreign Exchange Risk

The Company is subject to both currency transaction risk and currency translation risk: the Pebble Partnership, Pebble Services Inc. and U5 Resources Inc. have the US dollar as functional currency, and certain of the Company’s corporate expenses are incurred in US dollars. The operating results and financial position of the Group are reported in Canadian dollars in these Financial Statements. As a result, the fluctuation of the US dollar in relation to the Canadian dollar will have an impact upon the losses incurred by the Group as well as the value of the Group’s assets and the amount of shareholders’ equity. The Group has not entered into any agreements or purchased any instruments to hedge possible currency risks.

The exposure of the Group's US dollar-denominated financial assets and liabilities to foreign exchange risk was as follows:

page | 19

Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2023 and 2022

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option, warrant or DSU)

	March 31	December 31
	2023	2022
Financial assets:
Amounts receivable	$139	$108
Cash and cash equivalents and restricted cash	4,519	7,347
	4,658	7,455
Financial liabilities:
Non-current trade payables	(423)	(463)
Current trade and other payables	(2,635)	(1,383)
Payables to related parties	(107)	(71)
	(3,165)	(1,917)
Net financial assets exposed to foreign currency risk	$1,493	$5,538

Based on the above net exposures and assuming that all other variables remain constant, a 10% change in the value of the Canadian dollar relative to the US dollar would result in a gain or loss of $149 (December 31, 2022 – $554) in the reported period.  This sensitivity analysis includes only outstanding foreign currency denominated monetary items.

(d)	Interest Rate Risk

The Group is subject to interest rate cash flow risk with respect to its investments in cash and cash equivalents. The Group’s policy is to invest cash at fixed rates of interest and cash reserves are to be maintained in cash and cash equivalents or short-term low risk investments in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when cash and cash equivalents mature impact interest income earned.

Assuming that all other variables remain constant, a 100 basis points change representing a 1% increase or decrease in interest rates would have resulted in a decrease or increase in loss of $29 (2022 – $50).

(e)	Capital Management

The Group's policy is to maintain a strong capital base to maintain investor and creditor confidence and to sustain future development of the business. The capital structure of the Group consists of equity, comprising share capital and reserves, net of accumulated deficit. There were no changes in the Group's approach to capital management during the period. The Group is not subject to any externally imposed capital requirements.

(f)	Fair Value

The fair value of the Group’s financial assets and liabilities approximates the carrying amount.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•	Level 3 – Inputs that are not based on observable market data.

page | 20

Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2023 and 2022

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option, warrant or DSU)

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. Fair value measurements, which are determined by using valuation techniques, are classified in their entirety as either Level 2 or Level 3 based on the lowest level input that is significant to the measurement.

13.	COMMITMENTS AND CONTINGENCIES

(a)	Legal Proceedings

Class Action Litigation following the USACE’s Record of Decision

On December 4 and December 17, 2020, separate putative shareholder class action lawsuits were filed against the Company and certain of its current and former officers and directors in the U.S. District Court for the Eastern District of New York (Brooklyn) regarding the drop in the price of the Company’s stock following the ROD by the USACE regarding the Pebble Project. These cases are captioned Darish v. Northern Dynasty Minerals Ltd. et al., Case No. 1:20-cv-05917-ENV-RLM, and Hymowitz v. Northern Dynasty Minerals Ltd. et al., Case No. 1:20-cv-06126-PKC-RLM. Each of the complaints was filed on behalf of a purported class of investors who purchased shares of the Company’s stock from December 21, 2017, through November 25, 2020, the date the USACE announced its decision, and seeks damages allegedly caused by violations of the federal securities laws. On March 17, 2021, the two cases were consolidated, and a lead plaintiff and counsel were appointed. A consolidated and amended complaint was filed in June 2021, naming the Company, the Company’s CEO and the Pebble Partnership’s former CEO as defendants. The Company filed a motion to dismiss the complaint on behalf of all defendants, which the Court denied on January 25, 2023. On April 17, 2023, the parties notified the Court that, following mediation between the parties and the insurance carriers, an agreement-in-principle was reached to settle the consolidated action and that the parties expect to finalize the agreement over the coming weeks. This pending agreement-in-principle – albeit not yet reduced to a mutually agreed final written agreement and not yet shared with the Court for approval – (a) contemplates a settlement amount within insurance policy limits, and (b) makes clear that the Company denies any liability whatsoever and makes no admission of wrongdoing.

On December 3, 2020, a putative shareholder class action lawsuit was filed against the Company, certain of its current and former officers and directors, and one of its underwriters in the Supreme Court of British Columbia regarding the decrease in the price of the Company’s stock following the USACE’s November 25, 2020, decision regarding the Pebble Project.  The case is captioned Haddad v. Northern Dynasty Minerals Ltd. et al., Case No. VLC-S-S-2012849.  The claim was filed on behalf of a purported class of investors, wherever they may reside, who acquired common shares of the Company’s stock between December 21, 2017, and November 25, 2020, and seeks damages for (i) alleged misrepresentations in the Company’s primary market offering documents and continuous disclosure documents, and (ii) its allegedly oppressive conduct.  The Company has been served the claim and intends to defend itself vigorously.  The underwriter has asserted contractual rights of indemnification against the Company for any loss that the underwriter may incur in connection with the lawsuit.  On April 20, 2022, the putative plaintiff filed and subsequently served an application to amend his pleadings to harmonize with the pleadings in the Woo case described below, add Mr. Woo as a plaintiff, and add new underwriter defendants.  Also on April 20, 2022, the putative plaintiff filed and subsequently served an application for leave to commence a secondary market liability claim under s. 140.3 of the B.C. Securities Act, for an order certifying the action as a class action, and for related relief.

page | 21

Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2023 and 2022

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option, warrant or DSU)

On February 17, 2021, a putative shareholder class action lawsuit was filed against the Company, certain of its current and former officers and directors, and certain of its underwriters in the Supreme Court of British Columbia regarding the decrease in the price of the Company’s stock following (i) the USACE’s August 24, 2020 announcement that the Pebble Project could not be permitted as proposed, and (ii) the USACE’s November 25, 2020 decision regarding the Pebble Project.  The case is captioned Woo v. Northern Dynasty Minerals Ltd. et al., Case No. VLC-S-S-211530.  The claim was filed on behalf of a purported class of investors, wherever they may reside, who purchased securities of the Company between June 25, 2020 and November 25, 2020, and seeks damages for (i) alleged misrepresentations in the Company’s primary market offering documents and continuous disclosure documents, (ii) allegedly oppressive conduct, (iii) alleged unjust enrichment, and (iv) negligence.  The Company has been served and intends to defend itself vigorously.  The underwriters have asserted contractual rights of indemnification against the Company for any loss that they may incur in connection with the lawsuit.

In April 2023, an agreement-in-principle was reached to settle the Haddad and Woo actions following mediation between the parties and the insurance carriers.  The parties expect to finalize the agreement over the coming weeks.  This pending agreement-in-principle – albeit not yet reduced to a mutually agreed final written agreement and not yet shared with the Court for approval – (a) contemplates a settlement amount within insurance policy limits, and (b) makes clear that the Company denies any liability whatsoever and makes no admission of wrongdoing.

On March 5, 2021, a putative shareholder class action lawsuit was filed against the Company, certain of its current and former officers and directors, and certain of its underwriters in the Ontario Superior Court of Justice regarding the decrease in the price of the Company’s stock following the USACE’s November 25, 2020 decision regarding the Pebble Project. The case is captioned Pirzada v. Northern Dynasty Minerals Ltd. et al., Case No. CV-21-00658284-00CP. The claim was filed on behalf of a purported class of investors, wherever they may reside, who acquired securities of the Company between June 25, 2020 and November 25, 2020, and seeks damages for (i) alleged misrepresentations in the Company’s primary market offering documents and continuous disclosure documents, (ii) allegedly oppressive conduct, and (iii) alleged negligence. On March 30, 2022, the plaintiff made a motion to discontinue the claim without costs and the court granted the discontinuance in April 2022.

Given the nature of the claims, it is not currently possible for the Company to predict the outcome nor practical to determine their possible financial effect.

Grand Jury Subpoena

On February 5, 2021, the Company announced that the Pebble Partnership and its former CEO, had each been served with a subpoena issued by the United States Attorney’s Office for the District of Alaska to produce documents in connection with a grand jury investigation. The Company is not aware of any civil or criminal charges having been filed against any entity or individual in this matter. The Company also self-reported this matter to the US Securities and Exchange Commission ("SEC"), and there is a related inquiry being conducted by the enforcement staff of the SEC’s San Francisco Regional Office. The Company and the Pebble Partnership are cooperating with each of these investigations.

Indemnification Obligations

The Company is subject to certain indemnification obligations to both present and former officers and directors, including the Pebble Partnership’s former CEO, in respect to the legal proceedings described above. These indemnification obligations will be subject to limitations prescribed by law and the articles of the Company and may also be subject to contractual limitations.

(b)	Short-term Lease Commitments

As of March 31, 2023, the Group has a short-term lease commitment of $14 (2022 – $12) with a fixed monthly payment over the remaining term.

page | 22

Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2023 and 2022

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option, warrant or DSU)

(c)	Pipeline Right-of-Way Bond Commitment

The Group has a bond of US$300 with the Alaskan regulatory authorities for a performance guarantee related to any potential reclamation liability as a condition for a pipeline right-of-way to a subsidiary of the Pebble Partnership, the Pebble Pipeline Corporation. The Group is liable to the surety provider for any funds drawn by the Alaskan regulatory authorities.

(d)	Pebble Performance Dividend Commitment

The Group has a future commitment beginning at the outset of project construction at the Pebble Project to distribute cash generated from a 3% net profits royalty interest in the Pebble Project to adult residents of Bristol Bay villages that have subscribed as participants, with a guaranteed minimum aggregate annual payment of US$3,000 each year the Pebble mine operates.

(e)	Sponsorship Commitment

The Group entered into a sponsorship agreement in December 2022 for an aggregate commitment of US$85 to produce a research paper and be able to participate in a conference (completed). As of March 31, 2023, the remaining commitment is approximately US$19.

(f)	Office Use Commitment

The Company has an office use agreement with HDSI (note 7(b)) ending April 29, 2026.  At March 31, 2023 the total remaining undiscounted commitment was $312.  This commitment is a flow through cost at market rates.  The following table summarizes the commitment schedule:

Total
Less than one year	$99
One to five years	213
Total	$312

(g)	Contingent Legal Fees Payable

The Group has legal fees totalling US$635 payable to certain legal counsel on completion of a transaction that secures a partner for the Pebble Partnership.

page | 23